K. Michael Carlton
+1.202.373.6070
michael.carlton@morganlewis.com

March 31, 2017

VIA EDGAR

Ms. Sumeera Younis
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust
File Nos. 333-180879 and 811-22704

Dear Ms. Younis:

On behalf of our client, Cambria ETF Trust (the “Trust”), we are responding to Staff comments we received orally on May 31, 2016 regarding the Trust’s Post-Effective Amendment No. 20, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 12, 2016 for the purpose of registering shares of the Cambria Tail Risk ETF (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide the Staff with the details of the Fund’s fee table and expense examples via correspondence once they become available.

Response: The Fund’s completed fee table and expense examples are set forth below:

ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT YOU PAY EACH YEAR AS A PERCENTAGE OF THE VALUE OF YOUR INVESTMENT)

Management Fee:	0.59%
Distribution and/or Service (12b-1) fees:	0.00%
Other Expenses:*	0.00%
Total Annual Fund Operating Expenses:*	0.59%

*	Based on estimated amounts for the current fiscal year.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

March 31, 2017

EXAMPLE

One Year:	Three Years:
$60	$189

2.
Comment: Please confirm that the Fund, as an actively managed Fund, will receive a 19b-4 order from the SEC’s Division of Trading and Markets prior to filing an effective registration statement for such actively managed Fund.

Response: Although the Fund is actively managed, based on its review of the Fund’s holdings and through its conversations with BATS Exchange, Inc., the Fund’s listing exchange, the Trust believes that the Fund meets the listing exchange’s generic listing standards for active ETFs and no longer needs to receive a 19b-4 order from the SEC’s Division of Trading and Markets prior to filing an effective registration statement for the Fund.

3.
Comment: The Staff notes that the Fund invests in derivatives as a principal investment strategy. Please explain how the Fund calculates derivative positions to meet the Fund’s 80% names rule policy (e.g., notional value or mark to market).

Response: Although the Fund invests in derivatives as part of its principal investment strategy, the 80% names rule policy of Rule 35d-1 of the Investment Company Act of 1940 (“1940 Act”) does not apply to the Cambria Tail Risk ETF.

4.	Comment: Please review the principal risks of each Fund and confirm that all such risks are principal risks to the Fund.

Response: We have reviewed and revised the Fund’s principal risks and deleted two risks (Counterparty Risk and Market Risk) as non-applicable and duplicative, respectively, in response to your comment. We confirm that the remaining risks are principal risks of the Fund.

5.
Comment: Please include each of the following concepts in the Fund’s principal risk disclosure: (i) there is no assurance that an active trading market for the Fund will be maintained by market makers or authorized participants (“APs”); (ii) there is no obligation for market makers to make a market for ETF shares or for APs to submit redemption or purchase orders of creation units; and (iii) decisions by market makers and APs to reduce their role or step away from these activities in times of market stress could inhibit effectiveness of arbitrage process in maintaining a relationship between the underlying value of an ETF’s portfolio securities and the ETF’s market price.

Response: Although the Trust does not consider the possible exit of market makers or APs from the ETF business to be a principal risk of the Fund, the Trust has included the following disclosure, which addresses the points highlighted by the Staff, in the “Additional Non-Principal Risk Information” section of the Prospectus:

Authorized Participants, Market Makers and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants. To the extent they cannot or are otherwise unwilling to engage in creation and redemption transactions with the Fund and no other Authorized Participant steps in, shares of the Fund may trade like closed-end fund shares at a significant discount to net asset value and may face delisting from the Exchange. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions, shares of the Fund may trade at a material discount to net asset value and face delisting.

March 31, 2017

6.	Comment: For the Fund’s summary description of its portfolio managers, please include the month and year that the portfolio manager began managing the Fund.

Response: We have made the requested change.

7.	Comment: Please confirm that, in the future, the Fund will compare its performance to a broad-based securities market index.

Response: Confirmed.

8.	Comment: To the extent the Fund invests more than 25% of its assets in an affiliated fund, please disclose its name, investment strategy and risks.

Response: The Fund will not hold affiliated funds as part of its principal investment strategy. In addition, the disclosure related to U.S. government bond ETFs and the Fund’s ability to invest in such ETFs as part of the Fund’s principal investment strategy has been deleted from the description of the Fund’s strategy.

9.
Comment: The Staff notes that the Fund may invest in U.S. government bond ETFs selected by Cambria and one of Cambria’s selection criteria is “correlation of an index to other indices.” Please explain what this means.

Response: Please see our response to Comment 8.

10.	Comment: The Staff notes that the Fund’s principal investment strategy contains the following sentence:

Buying a put option provides the purchaser the right to sell the underlying index to the put seller at a specified price within a specified time period.

Please confirm whether this is a reference to the “underlying index” of an underlying ETF selected by Cambria.

Response: The “underlying index” refers to a U.S. stock index that underlies a put option purchased by the Fund, not the underlying index of a U.S. government bond ETF purchased by the Fund. See also our response to Comment 8.

11.	Comment: Please describe any limitations on the Fund’s ability to take temporary defensive positions (e.g., length of time).

Response: To the extent Cambria determines that there are adverse market, economic, political or other conditions, there are no limitations on the Fund’s ability to invest 100% of its total assets in high-quality debt securities and money market instruments for extended periods.

March 31, 2017

12.	Comment: Consider revising the last sentence under “Investments by Other Investment Companies” to provide the percentage limitation on investing under Section 12(d)(1) of the 1940 Act.

Response: We have added the following sentence to the end of the disclosure under the section titled “Investments by Other Investment Companies”:

These funds cannot purchase or otherwise acquire Fund Shares if such fund, and any company or companies under such acquiring fund’s control, immediately after such purchase or acquisition own in the aggregate (i) more than 3% of the total outstanding voting securities of the Fund, (ii) Fund Shares having an aggregate value in excess of 5% of the value of the acquiring fund’s total assets, or (iii) Fund Shares and securities issued by all other investment companies (other than Treasury stock of such acquiring fund) that have an aggregate value in excess of 10% of the value of the acquiring fund’s total assets.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq.